February 5, 2026

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Alphabet Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the Securities and Exchange Commission on February 4, 2026. This disclosure relates solely to matters previously disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.

Sincerely,

Alphabet Inc.

By:	/s/ AMIE THUENER O'TOOLE
Name:	Amie Thuener O'Toole
Title:	Vice President, Corporate Controller and Principal Accounting Officer